UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

On Track Innovations LTD.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

M8791A109

(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 990-4026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,641,116
	8	Shared Voting Power 422,800**
	9	Sole Dispositive Power 2,641,116
	10	Shared Dispositive Power 422,800**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,063,916***
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.67%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 31,705,166 Ordinary Shares, par value NIS 0.10 per share outstanding as of December 31, 2010, as reported by the Issuer in its Form 20-F/A filed with the Securities and Exchange Commission on December 20, 2011.

** Represents shares held in an account with Marlene A. Ivy as joint tenants with rights of survivorship.

*** Includes 422,800 shares held in an account with Marlene A. Ivy as joint tenants with rights of survivorship.

CUSIP No. M8791A109
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Marlene V. Ivy
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
	8	Shared Voting Power 422,800**
	9	Sole Dispositive Power
	10	Shared Dispositive Power 422,800**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 422,800**
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.3%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 31,705,166 Ordinary Shares, par value NIS 0.10 per share outstanding as of December 31, 2010, as reported by the Issuer in its Form 20-F/A filed with the Securities and Exchange Commission on December 20, 2011.

** Represents shares held in an account with Jerry Lafe Ivy, Jr. as joint tenants with rights of survivorship.

Explanatory Note

This Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”) and Marlene V. Ivy (“Mrs. Ivy” and collectively, the “Reporting Persons”).

Item 1.

Security and Issuer

This statement relates to shares of Ordinary Shares, NIS 0.10 par value per share, of On Track Innovations LTD., an Israel corporation (the "Issuer").  The principal executive offices of the Issuer are located at Z.H.R. Industrial Zone, Rosh-Pina 12000, Israel.

Item 2.

Identity and Background

(a)           This statement is being filed by the Reporting Persons.

(b)-(c)     Mr. Ivy, a natural person, is a private investor who seeks appreciation in the value of his assets.  Mr. Ivy’s principal place of business and principal office is 2125 1st Ave. #3002, Seattle, WA 98121.

Mrs. Ivy, a natural person, is a private investor who seeks appreciation in the value of her assets.  Mrs. Ivy’s principal place of business and principal office is 2125 1st Ave. #3002, Seattle, WA 98121.  Mr. Ivy is Mrs. Ivy’s son, and manages his mother’s investments, including voting and disposing of securities.

(d)-(e) During the last five years, neither Mr. Ivy nor Mrs. Ivy has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Ivy and Mrs. Ivy is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

The aggregate amount of funds used to purchase Mr. Ivy’s shares of Common Stock was $8,799,844.78.  The source of funds used by Mr. Ivy to acquire shares was his personal funds.

The aggregate amount of funds used to purchase Mrs. Ivy’s shares of Common Stock was $1,049,330.83.  The source of funds used by Mrs. Ivy to acquire shares was her personal funds.

Item 4.

Purpose of Transaction

The Reporting Persons have acquired the shares of the Issuer reported herein for investment purposes only, in order to profit from appreciation of the Common Stock.

Mr. Ivy intends to engage in dialogue with the board of directors and management of the Issuer to discuss his concerns with respect to the Issuer’s continuing lack of profits, the failure to align the interests of executives with shareholders, as reflected in the lack of stock ownership by, and the Issuer’s poorly designed compensation plan for, executives and other employees of the Issuer, the lack of transparency with investors, and poor corporate governance practices.  Mr. Ivy intends to monitor developments at the Issuer and may communicate with members of the board of directors and management of the Issuer on the foregoing and other matters that he deems relevant to his investment in the Issuer.

Depending upon market conditions and other factors that Mr. Ivy may deem material to his investment decisions, he may purchase additional securities of the Issuer in the open market, in private transactions or from the Issuer, or may, at any time, dispose through open market or private transactions all or a portion of the securities of the Issuer that he owns or hereafter may acquire.

At the Issuer’s Extraordinary General Meeting of Shareholders scheduled for March 16, 2012, Mr. Ivy currently intends to vote his shares in opposition to Proposal 1 (increasing the Issuer’s authorized shares) and in support of Proposal 2 (amendment of employment agreement of Mr. Oded Bashan, the Issuer’s Chairman and Chief Executive Officer).   Except as set forth in this Item 4, Mr. Ivy has no other plans or proposals with respect to the Issuer, including any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

(a)  The calculations included herein are based on a total of 31,705,166 Ordinary Shares, par value NIS 0.10 per share outstanding as of December 31, 2010, as reported by the Issuer in its Form 20-F/A filed with the Securities and Exchange Commission on December 20, 2011.  As of the close of business on February 29, 2012, Mr. Ivy beneficially owns 3,063,916 shares of Common Stock, which represent approximately 9.7% of the outstanding Common Stock, and Mrs. Ivy beneficially owns 422,800 shares of Common Stock, which represent approximately 1.3% of the outstanding Common Stock.

(b)  Mr. Ivy has sole voting power and power of disposition over the 2,641,116 shares of Common Stock and shared voting power and power of disposition over the 422,800 shares of Common Stock owned in the joint account with Mrs. Ivy.

Mrs. Ivy has shared voting power and power of disposition over the 422,800 shares of Common Stock owned in the joint account with Mr. Ivy.

(c)  During the past 60 days, neither Mr. Ivy nor Mrs. Ivy purchased any Common Stock of the Issuer.

(d)  None.

(e)  Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

Mr. Ivy manages his mother’s investments, including voting and disposing of securities.  To the best knowledge of the Reporting Persons, except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ivy and Mrs. Ivy and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated March 2, 2012

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2012

/s/ Jerry L. Ivy, Jr.

/s/ Marlene V. Ivy

Jerry L. Ivy, Jr.

Marlene V. Ivy

JOINT FILING AGREEMENT
Dated as of March 2, 2012

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Jerry Lafe Ivy, Jr. and Marlene V. Ivy on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, NIS 0.10 par value, of On Track Innovation LTD. and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 2nd day of March 2012.

/s/ Jerry Lafe Ivy, Jr.
Jerry Lafe Ivy, Jr

/s/ Marlene V. Ivy
Marlene V. Ivy

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